Exhibit 99.1

Team –

We are pleased to share that this morning, Squarespace and Permira announced an amended merger agreement whereby Permira will increase their offer price to $46.50 per share, an increase of $2.50 per share over the previously agreed offer price. This improved deal values Squarespace at approximately $7.2 billion.

Process / Valuation

The revised offer price is an increase of 5.7% over the previously agreed offer price of $44.00 per share and represents a premium of approximately 36% over Squarespace's 90-day volume weighted average trading price of $34.09 and of approximately 22% over Squarespace's 52-week high share price of $38.19, both as of May 10, 2024, the last trading day before the original announcement.

The amended terms were unanimously approved by the independent Special Committee of the Board of Directors and by the Board of Directors itself. This constitutes Permira’s best and final offer and is conditioned on structuring the transaction as a tender offer rather than a stockholder vote. A tender offer is an offer made directly to a company’s stockholders to purchase their stock. Rather than vote in favor of or against the transaction, stockholders who support the transaction will “tender” their shares to Permira. The completion of the transaction is contingent on a majority of unaffiliated stockholders, including employees, tendering their shares. The Special Committee of the Board of Directors recommends that all of you who own Squarespace shares tender your shares.

The tender offer is expected to launch within 9 business days and you will be provided with information about how to tender your shares. Please be aware that if you do not tender your shares, it counts against the requisite majority needed to approve the merger proposal. The previous process that requested stockholder votes has been canceled, any votes cast in that process will not be counted and the special meeting of Squarespace stockholders scheduled for September 20, 2024 will not take place. If a majority of unaffiliated stockholders tender their shares in the transaction, we expect the transaction to close in Q4 2024.

Supporting the Transaction

We are recommending you support the deal by tendering your existing shares.

We believe the revised price reflects a compelling value and we have posted materials here that provide a deeper examination of why we support the deal financially and how we are valued vs. our peers.

If the transaction is completed, you will also receive the $46.50 per share over your RSU vesting period, creating a high and predictable value for your future vestings. This price values Squarespace at a premium not seen in the public markets for nearly three years, and is near our 2021 direct listing price. This deal provides an attractive premium and removes downside risk.

If you do not tender your shares, please keep in mind that you would in effect be supporting a return to the way things were before this deal was announced in May. Squarespace was priced at $38.19 on its last day of trading before announcement, which was a 2-year high in our stock price after trading in the $20s and low $30s for most of the preceding 2 years. The trading in our stock at current price levels is supported by the May announcement and the speculation around the deal, which will go away if this transaction fails. If the deal is not completed, significant volatility may occur in the stock, as many arbitrage and event driven traders who currently own large positions in Squarespace may leave once this trading event is over. We, of course, cannot actually predict what will happen.

More information will be provided in conjunction with the official launch of the tender process. To help answer any immediate questions, please see this FAQ.

For any risks associated with tendering your existing shares, please refer to the offering documents once those are made available.

Closing

I would also like to add that no matter the outcome of this process, Squarespace will be fine. I have worked on this transaction for most of this year because I sincerely feel it presents a winning outcome for everyone involved – both our employees and our public shareholders.

Thank you for being a part of a story that has enabled an opportunity like this to come about. Very few even get this choice.

Anthony

Cautionary Statement Regarding Forward-Looking Statements

This communication includes certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, the federal securities laws, including statements related to the proposed merger of the Company with an affiliate of Permira Advisers (the “Transaction”), including financial estimates and statements as to the expected timing, completion and effects of the Transaction. These forward-looking statements are based on the Company’s current expectations, estimates and projections regarding, among other things, the expected date of closing of the Transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by the Company, all of which are subject to change. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “aims,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “considered,” “potential,” “estimate,” “continue,” “likely,” “expect,” “target” or similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. By their nature, forward-looking statements address matters that involve risks and uncertainties because they relate to events and depend upon future circumstances that may or may not occur, such as the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including satisfying the minimum tender condition and obtaining any regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; (ii) the ability of affiliates of Permira to obtain the necessary financing arrangements set forth in the commitment letters received in connection with the Transaction; (iii) potential litigation relating to the Transaction that could be instituted against Permira, the Company or their respective directors, managers or officers, including the effects of any outcomes related thereto; (iv) the risk that disruptions from the Transaction will harm the Company’s business, including current plans and operations; (v) the ability of the Company to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting the Company’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect the Company’s financial performance; (xi) certain restrictions during the pendency of the Transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Transaction; (xiv) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, including in circumstances requiring the Company to pay a termination fee or other expenses; (xvi) competitive responses to the Transaction; (xvii) the risks and uncertainties pertaining to the Company’s business, including those set forth in Part I, Item 1A of the Company’s most recent Annual Report on Form 10-K and Part II, Item 1A of the Company’s subsequent Quarterly Reports on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the SEC; and (xviii) the risks and uncertainties that will be described in the Schedule TO (including the offer to purchase, letter of transmittal and related documents) that Permira will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC available from the sources indicated below. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Schedule TO and the Schedule 14D-9. While the list of factors presented here is, and the list of factors to be presented in the Schedule TO and the Schedule 14D-9 will be, considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on the Company’s financial condition, results of operations, credit rating or liquidity. These forward-looking statements speak only as of the date they are made, and the Company does not undertake to and specifically disclaims any obligation to publicly release the results of any updates or revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Important Additional Information and Where to Find It

The offer referenced in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the offer materials that Permira is expected to file with the SEC upon commencement of the offer. The solicitation of an offer to tender and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Permira is expected to file with the SEC. In addition, the Company is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Schedule TO, Schedule 14D-9 and other documents (when they become available) that are filed or will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, the Company’s website at https://investors.squarespace.com or by contacting the Company’s Investor Relations Team at investors@squarespace.com.